[CRYSTAL INTERNATIONAL TRAVELGROUP LOGO]

January 11, 2006

Max A. Webb, Esq.
Rolaine Bancroft, Esq.
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20548

  Re:
  Crystal International Travel Group, Inc.
  Registration Statement on Form SB-2
  File No. 333-136143

Dear Mr. Webb and Ms. Bancroft,

        Pursuant to Securities and Exchange Commission Rule 461, Crystal International Travel Group, Inc. (the "Company") requests acceleration for the above referenced Registration Statement for Tuesday, January 16, 2007 at 2:30 p.m. EST or as soon as practicable thereafter.

        In connection with this request, the Company hereby acknowledges the following:

  •
  Should the Commission or the staff, acting pursuant to delegated authority, declare the Form SB-2 Registration Statement effective, we understand that does not foreclose the Commission from taking any action with respect to the filing;

  •
  Any action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Form SB-2, any amendments and/or the associated Prospectus; and

  •
  The Company specifically acknowledges that it will not assert this action by the Commission as a defense in any proceeding that might be initiated by the Commission or any person under the federal securities laws of the United States.

        Thank you, in advance, for your assistance and cooperation. Should you require any further information or have any questions, please feel free to call our corporate and securities counsel, Jeffrey M. Quick, at (720) 259-3393 or me at (973) 644-3400.

                      Very truly yours,

                      /s/ Fabrizzio P. Busso-Campana

                      Fabrizzio P. Busso-Campana
                      Chief Executive Officer and President